UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signature	17

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

Plan Trustees and Participants
General Communication, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of General Communication, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 28, 2013

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

(Amounts in thousands)	2012	2011
Assets
Investments at fair value:
Participant directed:
Common stocks	$48,275	46,557
Mutual funds	104,799	88,468
Group annuity insurance contract	---	17,790
Common collective trust	18,334	---
Self-directed brokerage accounts	2,311	1,813
Total investments at fair value	173,719	154,628

Receivables:
Notes receivable from participants	4,971	4,549
Participant contributions	809	843
Employer contributions	723	743
	6,503	6,135

Liabilities
Excess contributions refundable:
Participant	---	193
Employer	---	4
	---	197

Net assets available for benefits at fair value	180,222	160,566

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(362)	---

Net assets available for benefits at contract value	$179,860	160,566

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

(Amounts in thousands)	2012	2011
Additions to net assets attributed to:
Contributions:
Participant	$9,275	9,122
Employer	8,088	7,706
Total contributions	17,363	16,828
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	10,696	(16,726)
Dividend income	3,232	1,925
Interest income	56	96
Total investment income (loss)	13,984	(14,705)

Interest from participant loans receivable	245	218

Total additions	31,592	2,341

Deductions to net assets attributed to:
Participant withdrawals	(12,234)	(9,485)
Corrective distribution of excess contributions	-	(197)
Administrative expenses	(64)	(97)
Total deductions	(12,298)	(9,779)

Net increase (decrease) in net assets available for benefits	19,294	(7,438)
Net assets available for benefits at beginning of period	160,566	168,004
Net assets available for benefits at end of period	$179,860	160,566

GENERAL COMMUNICATION, INC.
 GCI 401(k) PLAN
Notes to Financial Statements

(1)           Description of Plan
The following description of the GCI 401(k) Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, including employees of United Utilities, Inc. (“UUI”) (collectively, the "Company") who have completed one year of service, as defined in the Plan document.  GCI and affiliated companies are parties-in-interest to the Plan.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

(1)	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)	Roth 401(k) Contributions which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $17,000 in 2012 and $16,500 in 2011.  Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $250,000 and $245,000 in 2012 and 2011, respectively.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $5,500 per year for each of  the years ended December 31, 2012 and 2011.  Participant catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions.  Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.  For the years ended December 31, 2012 and 2011, the Company matched 100% of participant's contributions, not exceeding 10% of the participant's eligible compensation.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account.  Participants may change their investment allocation on a daily basis.

Vesting
A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed:  (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date.  Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 may automatically receive the value of the vested balance in their account as a lump-sum distribution.

Forfeitures
If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions.  During 2012 and 2011, employer contributions were reduced by $80,000 and $273,000, respectively, from forfeited nonvested accounts. At December 31, 2012 and 2011, $203,000 and $54,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contributions.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2012 and 2011, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)           Summary of Significant Accounting Policies

Basis of Accounting
The Plan financial statements are based on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through collective trusts.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trusts, as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(3)        Recently Adopted Accounting Standards
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04: Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, resulting in additional disclosure requirements for fair value measurements. The update permits a reporting entity to measure the fair value of a group of financial assets and liabilities on the basis of the reporting entity’s net exposure to market risks or to credit risk on a recurring basis, subject to specific requirements. The update also specifies that in the absence of Level 1 inputs, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the update enhances the disclosure requirements which require reporting entities to provide quantitative information about the inputs used in fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. The update also requires a reporting entity to disclose the valuation processes used for fair value measurements within Level 3. These amendments are to be applied prospectively, and are effective for annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 on January 1, 2012, did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

(4)        Administration of Plan Assets
Prudential was the Plan’s recordkeeper and asset trustee through September 23, 2013.  Effective September 24, 2013 Fidelity Investments was appointed successor recordkeeper and asset trustee.  Administrative expenses related to the Plan of $64,000 and $97,000 for the years ended December 31, 2012 and 2011, respectively, were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(5)        Amendment or Termination
The Company's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(6)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2012:

Common Stock:
•	GCI Class A and Class B

Mutual Funds:
•	Allianz NFJ Small Cap Value Fund
•	American Beacon Large Cap Value Fund
•	American Funds EuroPacific Growth Fund R-4
•	Cohen & Steers Realty Shares Fund
•	Fidelity Spartan Market Index Fund
•	Harbor Capital Appreciation Fund
•	Loomis Sayles Bond Fund
•	PIMCO Funds Total Return Fund
•	Vanguard Small Cap Growth Index
•	Vanguard Target Retirement 2020
•	Vanguard Target Retirement 2030
•	Vanguard Target Retirement 2040
•	Vanguard Target Retirement 2050
•	Vanguard Target Retirement Income

Common Collective Trust Funds
•	Morley Stable Value Fund

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Group Annuity Insurance Contract
•	Principal Preservation Separate Account of Prudential Retirement Insurance and Annuity Company

Participants have the option of having self-directed benefit accounts for which they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2012 and 2011, were as follows:

	2012	2011
GCI Class A	$9.59	9.79
GCI Class B	$8.89	7.75

Investments which represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011, were as follows (amounts in thousands):

	2012	2011
GCI Class A and Class B common stock	$48,275	$46,557
Morley Stable Value	18,334	---
American Funds EuroPacific Growth Fund R-4	12,824	10,915
PIMCO Funds Total Return Fund	12,214	11,936
American Beacon Large Cap Value Fund	10,996	9,814
Fidelity Spartan Market Index Fund	9,509	8,681
Vanguard Target Retirement 2040 Fund	9,274	6,584
Allianz NFJ Small Cap Value Fund	9,040	8,567
Principal Preservation Separate Account	---	17,790

The percentage of plan assets invested in common stock of the plan sponsor at December 31, 2012 and 2011 are 27% and 29%, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2012 and 2011, as follows (amounts in thousands):

	2012	2011
Common stock	$224	(14,070)
Mutual funds	10,425	(2,656)
Common collective trusts	47	-
	$10,696	(16,726)

(7)        Fair Value Measurements

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•
Common stocks: At December 31, 2012 and 2011, the fair values of GCI Class A common stock are based on the closing price as listed on the Nasdaq Global Select MarketSM.  At December 31, 2012 and 2011, the fair value of GCI Class B common stock is based on the closing price listed on the Over-The-Counter Bulletin Board service offered by the National Association of Securities Dealers.  GCI Class B common stock is convertible share-for-share into GCI Class A common stock.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•
Common collective trust funds: Valued by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end (see note 8).

•	Group Annuity Contract: Valued at deposits made to the contract plus earnings at guaranteed crediting rates, less withdrawals and fees. (see note 8).

•
Self-directed Brokerage Accounts:  Common stocks valued based on closing prices reported on the active market on which the individual securities are traded.  Money market funds valued at cost, which approximates fair value.  Mutual funds valued at the net asset value of shares held.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2012 and 2011 (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Small cap	$14,593	---	---	14,593
Mid cap	3,419	---	---	3,419
Large cap	41,277	---	---	41,277
Target date retirement	31,123	---	---	31,123
Bond fund investments	14,387	---	---	14,387
Common stocks	48,275	---	---	48,275
Self-directed brokerage accounts	2,311	---	---	2,311
Common collective trust	---	---	18,334	18,334
Total investments at fair value	$155,385	---	18,334	173,719

December 31, 2011
Mutual funds:
Small cap	$12,936	---	---	12,936
Mid cap	2,522	---	---	2,522
Large cap	36,114	---	---	36,114
Target date retirement	23,596	---	---	23,596
Bond fund investments	13,300	---	---	13,300
Common stocks	46,557	---	---	46,557
Self-directed brokerage accounts	1,813	---	---	1,813
Group annuity insurance contract	---	---	17,790	17,790
Total investments at fair value	$136,838	---	17,790	154,628

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) as follows (amounts in thousands):

As of December 31, 2012	Guaranteed Investment Contract		Morley Stable Value Fund
Balance at January 1, 2012		$17,790	---
Realized gains (included in net appreciation (depreciation) in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)		330	2
Unrealized gains (losses) relating to instruments still held at the reporting date (included in net appreciation (depreciation) in fair value of investments on the Statements of Changes in Net Assets Available for Benefits)		---	407
Purchases		5,409	19,269
Sales		(23,529)	(1,344)
Balance at December 31, 2012	$	---	18,334

As of December 31, 2011	Guaranteed Investment Contract	Morley Stable Value Fund
Balance at January 1, 2011	$15,456	---
Realized gains (included in net appreciation (depreciation) in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	187	---
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation (depreciation) in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	287	---
Purchases	7,464	---
Sales	(5,604)	---
Balance at December 31, 2011	$17,790	---

(8)        Common Collective Trust Funds
Effective September 24, 2012, the Plan added the Morley Stable Value Fund (the “Fund”) which is a common collective trust designed for preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.  The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  The Fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets.

Contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Contract value represents invested principal plus accrued interest.  In determining contract value, the Trustee considers such factors as the benefit responsiveness of the contracts, the ability to of the parties of the contract to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The income factor is determined daily based upon the income earned on all investments in the Fund.  The average yield was 0.87% for the year ended December 31, 2012.  The average yield based on the interest rate credited to participants was 1.42% for the year ended December 31, 2012.  The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by plan participants at contract value.  Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the Plan trustee’s approval.  Withdrawals, other than for benefit payments and participant transfers to noncompeting options are made one year after notification is received from the participating plan.  The Plan trustee, however, reserves the right to grant a withdrawal earlier than that mentioned above if there are sufficient cash assets to satisfy the withdrawal and it is not detrimental to the best interest of the Fund.

(9)        Group Annuity Insurance Product
Through September 23, 2012, the Plan had an investment in the Principal Preservation Separate Account (“PPSA”) which is a group annuity insurance product of Prudential Retirement Insurance and Annuity Company (“PRIAC”).  The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The PPSA owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract.  The interest crediting rates for the PPSA are determined by PRIAC without the use of a specific formula and are not based on the performance of the assets held in the collateral account.  Based on those factors, the fair value of the PPSA is equal to the contract value.  Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.  The average earnings yield and the average crediting rate yield for the PPSA was 3.05% at December 31, 2011.  The average earnings yield is calculated by dividing the earnings credited to the PPSA on the last day of the PPSA year by the end of the PPSA year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the PPSA year by the end of PPSA year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the PPSA and the average earnings credited to the participants.

(10)      Income Taxes
The Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) pursuant to a favorable opinion letter dated March 31, 2008, issued by the Internal Revenue Service on the form of the Plan document.  Although the opinion letter received by the Plan Sponsor does not yet reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

GENERAL COMMUNICATION, INC.
GCI 401(k) PLAN
Notes to Financial Statements

(11)      Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2012	2011
Net assets available for plan benefits per the financial statements	$179,860	$160,566
Adjustment from contract value to fair value for the fully benefit responsive investment contracts	362	-
Net assets available for Plan benefits per Form 5500	$180,222	$160,566

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):
	2012	2011
Investment income (loss) per the financial statements	$13,984	$(14,705)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	362	-
Total income (loss) per Form 5500	$14,346	$(14,705)

(12)      Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL COMMUNICATION, INC.
GCI 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(Amounts in thousands, except share and unit amounts)

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common stock:
*	GCI Class A common stock	4,986,678 shares	**	$47,823
*	GCI Class B common stock	50,808 shares	**	452
				48,275
	Mutual fund investments:
	Allianz NFJ Small Cap Value Fund	301,884 shares	**	9,040
	American Beacon Large Cap Value Fund	535,333 shares	**	10,996
	American Funds EuroPacific Growth Fund R-4	316,808 shares	**	12,824
	Cohen & Steers Realty Shares Fund	52,916 shares	**	3,417
*	Fidelity Spartan Market Index Fund	230,645 shares	**	9,509
	Harbor Capital Appreciation Fund	186,924 shares	**	7,948
	Loomis Sayles Bond Fund	43,749 shares	**	2,173
	PIMCO Funds Total Return Fund	1,086,668 shares	**	12,214
	Vanguard Small Cap Growth Index	177,486 shares	**	5,555
	Vanguard Target Retirement 2020	369,168 shares	**	8,797
	Vanguard Target Retirement 2030	344,519 shares	**	8,055
	Vanguard Target Retirement 2040	400,080 shares	**	9,274
	Vanguard Target Retirement 2050	56,740 shares	**	1,310
	Vanguard Target Retirement Income	302,492 shares	**	3,687
				104,799

	Collective Trust Funds
	Morley Stable Fund	768,698 shares	**	18,334

*	Self-directed Brokerage Accounts	2,310,617 units	**	2,311
				173,719

	Notes Receivable from Participants	Interest bearing at 5.25% to 10.25%	---	4,971
				$178,690

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:       /s/ Peter Pounds
Peter Pounds
Vice President

Date: June 28, 2013